07020726

Saskatchewan Wheat Pool Inc.
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	01/26/07
Re:	Exemption No: 82-5037	**Pages:**	6

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

PROCESSED
FEB 02 2007
THOMSON
FINANCIAL

CONFIDENTIAL

Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

January 26, 2007

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated January 25, 2007, regarding the Pool adding a cash component in the bid for Agricore United. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a news release dated January 26, 2007, regarding the increase of subscription receipts. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo
for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: January 25, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Not for release in the United States or to US wire services

POOL ADDS CASH COMPONENT IN BID FOR AGRICORE

Saskatchewan Wheat Pool Inc. (the "Pool") is pleased to announce that it has launched two subscription receipt offerings totaling $195 million. These two offerings, comprised of a public market bought deal and a private placement, will provide the funding necessary for the Pool to revise its offer for Agricore United's ("Agricore") limited common voting shares by providing a cash component.

Under the revised common share offer, Agricore's limited voting common shareholders may elect to receive for each Agricore common share tendered, $11.33 in cash, 1.3601 Pool common shares, or any combination thereof, in each case subject to pro ration. The amount of cash to be paid by the Pool to Agricore common shareholders will be approximately $178 million and the number of Pool common shares to be issued will be approximately 59 million. Assuming full pro ration of these amounts, the result would be $3.00 in cash and 1.0 Pool common share for each Agricore common share.

"The market has been very supportive of our proposal for Agricore," said President and Chief Executive Officer Mayo Schmidt. "Investors have committed a significant amount of cash in exchange for equity in the Pool to support the future long-term health of our industry. This commitment allows us to enhance our offer to Agricore common shareholders. It illustrates the merits of the transaction and the value it will create for customers, shareholders and the western Canadian agricultural sector."

The Pool initiated a $70 million public subscription receipt offering today on a bought deal basis through a syndicate of Genuity Capital Markets and TD Securities Inc. (the "Underwriters") acting as joint bookrunners, at a price of $8.10 per subscription receipt. Each subscription receipt entitles the holder to receive one common share of Saskatchewan Wheat Pool when the Pool takes up Agricore's common shares under its take-over bid. The Pool has also granted the Underwriters an option to purchase an additional 1,297,500 subscription receipts on the same terms at any time up to 30 days after closing of the offering, with the proceeds to be used to fund transaction costs and general corporate purposes.

The subscription receipts will be issued to the public pursuant to a short form prospectus to be filed with securities regulatory authorities in each province of Canada. Closing of the subscription receipt offering is expected to take place on or about February 15, 2007, and is conditional on the closing of the private placement. The common shares have not been and will not be registered in the United States under the Securities Act of 1933 and may not be offered or sold in the United States except in accordance with an exemption from registration.

In addition to the public offering, the Pool has also entered into a concurrent subscription agreement on a private placement basis with Third Avenue Management LLC ("TAM"). TAM has agreed to purchase 15,753,086 subscription receipts on behalf of various funds and accounts over which TAM has exclusive investment authority for gross proceeds of approximately $125 million. The Underwriters have acted as agents in connection with this private placement.

"Our role is to create long-term value for all stakeholders and we believe this transaction will deliver those results", said CEO Schmidt. "We have extended our offer to March 7, 2007 to allow the regulators the necessary time to complete their work. We have added the cash component in response to feedback we have received from the market. We have put a plan in place to create a significant agri-business with decades of expertise, superior assets and a truly unique home grown Canadian advantage and we look forward to seeing this process through to a successful conclusion."

Agricore shareholders will be receiving a revised Circular in the coming days. Shareholders are advised to review the information carefully, discuss the offers with their broker or financial advisor and contact **Kingsdale Shareholder Services Inc., toll-free at 1-866-301-3454** for information on how to tender their Agricore shares to the offers.

For U.S. Shareholders

The exchange offers are being made for securities of United Grain Growers Limited (also known as Agricore United), a Canadian company, that are listed on the Toronto Stock Exchange. The exchange offers will be subject to disclosure requirements of Canada, which are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since the Pool and the majority of its officers and directors reside in Canada. U.S. shareholders may not be able to take action against a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Shareholder Contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: January 26, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Not for release in the United States or to US wire services

POOL INCREASES SUBSCRIPTION RECEIPT

Saskatchewan Wheat Pool Inc. (the "Pool") announced that it has amended its bought deal agreement with the underwriting syndicate of Genuity Capital Markets and TD Securities Inc. to increase its public market offering of subscription receipts, from $70 million to $100 million.

Yesterday, the Pool announced that it had launched two subscription receipt offerings totaling $195 million. These two offerings, comprising a public market bought deal and a private placement, will provide the funding necessary for the Pool to revise its offer for Agricore United's ("Agricore") limited common voting shares by providing a cash component. The Pool will now issue subscription receipts for a total amount of $225 million. Proceeds not used in the Offers will be used for general corporate purposes.

Under the revised common share offer announced yesterday, Agricore's limited voting common shareholders may elect to receive for each Agricore common share tendered, $11.33 in cash, 1.3601 Pool common shares, or any combination thereof, in each case subject to pro ration. The amount of cash to be paid by the Pool to Agricore common shareholders will be approximately $178 million and the number of Pool common shares to be issued will be approximately 59 million. Assuming full pro ration of these amounts, the result would be $3.00 in cash and 1.0 Pool common share for each Agricore common share.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

<u>*For U.S. Shareholders*</u>

The exchange offers are being made for securities of United Grain Growers Limited (also known as Agricore United), a Canadian company, that are listed on the Toronto Stock Exchange. The exchange offers will be subject to disclosure requirements of Canada, which are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since the Pool and the majority of its officers and directors reside in Canada. U.S. shareholders may not be able to take action against a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

-30-

Shareholder Contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html